# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adaptimmune Therapeutics PLC, CIK 0001621227
CUSIP: 00653A107
Title of class of securities: Ordinary Shares, par value 0.001 GBP per share
Address of issuer's principal executive offices: 60 JUBILEE AVENUE, MILTON PARK, ABINGDON, OXFORDSHIRE, United Kingdom (X0), OX14 4RX
Date of event which requires filing of this statement: 11/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000902664-17-003553
Filed by CIK 0001410830

## Reporting persons
- Matrix Capital Management Company LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 135,000,000; sole dispositive power 0; shared dispositive power 135,000,000; aggregate amount beneficially owned 135,000,000 (8.8% of the class)
- David E. Goel: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 135,000,000; sole dispositive power 0; shared dispositive power 135,000,000; aggregate amount beneficially owned 135,000,000 (8.8% of the class)

## Item 1. Issuer
Name of issuer: Adaptimmune Therapeutics PLC
Address of issuer's principal executive offices: 60 Jubilee Avenue, Milton Park, Abingdon, Oxfordshire OX14 4RX, United Kingdom

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Matrix Capital Management Company LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Matrix Capital Management Master Fund, LP (the "Matrix Fund"), with respect to the ordinary shares, par value 0.001 GBP per share, of the Company (the "Shares"), represented by the American Depository Shares ("ADSs") of Adaptimmune Therapeutics PLC (the "Company"), directly held by the Matrix Fund; and

(ii) Mr. David E. Goel (the "Mr. Goel"), the Managing General Partner of the Investment Manager, with respect to the Shares represented by the ADSs directly held by the Matrix Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons".

The filing of this statement should not be construed as an admission that any of the forgoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

There is no CUSIP number assigned to the Shares. CUSIP number 00653A107 has been assigned to the ADSs of the Company. Each ADS represents 6 Shares.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.
Citizenship: The Investment Manager is a Delaware limited partnership. Mr. Goel is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 1,535,299,242 Shares reported to be outstanding as of November 12, 2024, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 13, 2024.

The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Percent of class: 8.8
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Matrix Fund, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Matrix Capital Management Company LP: /s/ David E. Goel, David E. Goel, Managing General Partner (12/05/2024)
- David E. Goel: /s/ David E. Goel, David E. Goel, individually (12/05/2024)